Mail Stop 3010

November 30, 2009

Mr. William H. McMunn
President and Chief Executive Officer
Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard, Suite 100
Daytona Beach, FL 32117

> **Re:** **Consolidated-Tomoka Land Co.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 302009**
> **Schedule 14A filed April 22, 2009**
> **File No. 1-11350**

Dear Mr. McMunn:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Income Properties, page 5

1. Please tell us the average occupancy rates, expressed as a percentage, of your income properties for each of the last five years on a portfolio basis. Confirm that you will provide similar disclosure in future filings.

2. In future filings, please disclose your average effective annual rental per square foot for the last five years. Provide the proposed disclosure in your response.

3.　　　　Please provide a schedule of lease expirations for each of the ten years starting with the fiscal year to which your annual report pertains. The schedule should include the following information:

- ▪　　The number of tenants whose leases will expire;

- ▪　　The total area in square feet covered by such lease;

- ▪　　The annual rental represented by such leases; and

- ▪　　The percentage of gross annual rental represented by such leases.

　　　　Provide similar disclosure in future filings and tell us how you plan to comply.

4.　　　　We note your disclosure on page 9 regarding your two largest income property tenants, CVS and Walgreens. Please identify each tenant that occupies 10% or more of your rentable square footage or accounts for 10% or more of your gross revenues and disclose the amounts attributed to each as of the end of the period covered by your report. Also, disclose the principal provisions of your leases with those tenants. Provide similar disclosure in future filings and tell us how you plan to comply.

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations Overview, page 17

5.　　　　We note that you have experienced a decline in net income in each fiscal year since 2005. This appears to be a material trend in your operations. Please revise future filings to include a discussion of this trend and the economic or other factors that have had an adverse impact on your revenues. We note that the year-to-year comparisons attribute decreases in profits in part to lower profits from commercial land sales. Your overview should discuss in more detail the factors that management believes contributed to lower profits from commercial land sales. In your response letter, please tell us how you will comply with this comment.

Form 10-Q for the Period Ended September 30, 2009

Note 6. Notes Receivable, page 10

6.　　　　Please tell us, and disclose in future filings, the nature and extent of the collateralization of non-accrual loans and how you measured impairment of these loans for each period during which they were on non-accrual status. In addition, in future filings include all disclosures required by SFAS No. 114. Please provide us with your proposed disclosures.

Exhibits 31.1 and 31.2

7.   We note that you have omitted from your certifications the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) and the phrase "(or persons performing the equivalent functions)" from paragraph 5. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Definitive Proxy Statement filed April 22, 2009

Compensation Discussion and Analysis, page 25

Base Salary, page 26

8.   We note that Messrs. McMunn, Teeters and Apgar received cost of living and merit increases in their base salaries for 2008 and that such merit increases were based on the company's and individual's 2007 performance. Please identify and quantify the specific aspects of company and individual performance that the Compensation Committee considered in making these determinations. Provide us with sample disclosure and confirm that you will provide similar disclosure as applicable in future filings.

Stock Option Compensation, page 27

9.   In future filings, with respect to long-term incentive awards, such as stock option compensation, please provide a more detailed analysis of how the company determined the actual awards. Please disclose the actual factors considered in making the equity awards for each named executive officer.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief